UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on remuneration to shareholders

—

Rio de Janeiro, November 03, 2022 – Petróleo Brasileiro S.A. – informs that its Board of Directors, at a meeting held today, approved the payment of a dividend in the amount of R$ 3.3489 per outstanding preferred and common share.

The proposed dividend is in line with the Shareholder Remuneration Policy, which provides that in case of gross debt below US$ 65 billion, Petrobras may distribute to its shareholders 60% of the difference between operating cash flow and acquisitions of fixed and intangible assets (investments). In addition, the Policy also foresees the possibility of paying extraordinary dividends, provided that the financial sustainability of the Company is preserved.

The approval of the proposed dividend is compatible with the company's financial sustainability in the short, medium and long term and is aligned with the commitment of value generation for the society and for the shareholders, as well as with the best practices in the world oil and gas industry.

It is worth noting that in the Strategic Plan 2022-26 the investment projects requested by the business areas were met because they presented good resilience and are supported by operating cash generation and the flow of divestments, with no adverse effects on leverage. Therefore, there are no investments held back by financial or budgetary constraints and the decision to use the surplus resources to remunerate shareholders presents itself as the most efficient one for optimizing the allocation of cash.

The dividends will be paid in two equal installments in December 2022 and January 2023, as follows:

Amount to be paid: R$ 3.3489 per common and preferred share outstanding, whereby:

(i) the first installment, in the amount of R$ 1.67445 per outstanding preferred and common share, will be paid on December 20, 2022.

(ii) the second installment, in the amount of R$ 1.67445 per preferred and common share, will be paid on January 19, 2023.

Record date: November 21, 2022 for holders of Petrobras shares traded on B3 and November 23, 2022 for ADR holders traded on the New York Stock Exchange (NYSE). Petrobras shares will be traded ex-dividend on B3 and the NYSE as of November 22, 2022.

Payment date: For holders of Petrobras shares traded on B3, first payment will be made on December 20, 2022 and second payment will be made on January 19, 2023. ADR holders will receive payments starting on December 28, 2022 and January 26, 2023, respectively.

Form of distribution: The first installment of payment will be made as follows: (a) dividends, of R$ 1.155823 per outstanding preferred and common share; and (b) interest on equity of R$ 0.518627 per outstanding preferred and common share. Regarding the second installment, the distribution between dividends and/or interest on equity will be defined at a future date, which will be timely communicated to the market.

It is important to point out that these proceeds will be deducted from the dividends to be approved at the 2023 Annual Shareholders' Meeting for the year 2022. The first installment amount will be adjusted by the Selic rate from the date of payment of each installment until the end of the current fiscal year for purposes of calculating the deduction.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Regarding the second installment, the distribution between dividends and/or interest on equity will be defined at a future date, which will be timely communicated to the market.

Petrobras' Shareholder Remuneration Policy can be accessed on the company's website (https://www.investidorpetrobras.com.br/en/).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer